Filed by Bank of Montreal
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Marshall & Ilsley Corporation
SEC Registration Statement No.: 333-172012
This filing, which includes a message from Gilles Ouellette, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. Such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the proposed transaction such as it being accretive to earnings, expanding our North American presence and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I’s customers to the transaction; diversion of management time on merger-related issues; increased exposure to exchange rate fluctuations; and those other factors set out on pages 29, 30, 61 and 62 of BMO’s 2010 Annual Report. A significant amount of M&I’s business involves making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations. Additional factors that could cause BMO Financial Group’s and Marshall & Ilsley Corporation’s results to differ materially from those described in the forward-looking statements can be found in the 2010 Annual Report on Form 40-F for BMO Financial Group and the 2010 Annual Report on Form 10-K of Marshall & Ilsley Corporation filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
In connection with the proposed merger transaction, BMO has filed with the Securities and Exchange Commission a Registration Statement on Form F-4 that includes a preliminary Proxy Statement of M&I, and a preliminary Prospectus of Bank of Montreal, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the preliminary Proxy Statement/Prospectus regarding the merger, the definitive Proxy Statement/Prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the preliminary Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC’s Internet site (http://www.sec.gov). You can also obtain these documents, free of charge, from BMO at www.BMO.com under the tab “About BMO — Investor Relations” and then under the heading “Frequently Accessed Documents”, from BMO Investor Relations, Senior Vice-President at (416) 867-6656, from M&I by accessing M&I’s website at www.MICorp.com under the tab “Investor Relations” and then under the heading “SEC Filings”, or from M&I at (414) 765-7814.
BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO’s 2011 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 25, 2011. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the above-referenced preliminary Proxy Statement/Prospectus and the definitive Proxy Statement/Prospectus when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Message From Gilles Ouellette: First Quarter Overview: A Strong Start to 2011 for PCG
Q1 results are in and once again you’ve shown that by consistently delivering a great client experience, we will consistently meet our financial goals. We’ve made good progress this quarter right across PCG and towards our financial goal of doubling our net income by 2014. Congratulations on a fabulous start to the year!
PCG’s Q1 net income of $153 million was up $42 million or 38% from the same quarter a year ago. Revenue increased $111 million or 20% with growth across all of our businesses. PCG’s non-insurance businesses saw a 10% (12% in source currency) improvement in client assets under management and administration. And on the insurance side we generated growth in net premium revenue and benefited from favourable market movements on policyholder liabilities.
From a growth perspective, BMO announced it has entered into a definitive agreement to acquire Marshall & Ilsley Corporation (M&I) in the U.S. as well as Hong Kong-based Lloyd George Management (LGM).* For PCG, these acquisitions will provide an opportunity to better serve our wealth clients given our complementary capabilities and cultures. It also gives us access to new and attractive markets. Growing our U.S. private wealth, institutional trust and asset management businesses as well as adding an independent investment manager specializing in Asia and Global Emerging Markets are just the latest examples of how we intend to expand our portfolio of businesses within PCG — offering our clients a full breadth of wealth products, helping us diversify our earnings, and maximizing future growth. Our strategic priority in the coming months is to identify and execute activities and decisions required to successfully bring these acquisitions to close. On the M&I front specifically, this includes reviewing businesses new to our U.S. operations, integration planning and assessing synergies between our businesses.
This quarter we also announced some very impactful changes to PCG’s management team. After an exceptional career with BMO Nesbitt Burns and its predecessor firms, Dean Manjuris, head of BMO Nesbitt Burns Private Client Division, made the decision to retire last month. Dean’s vision, leadership and passion truly transformed our business and he will long be remembered and appreciated for his significant contribution to both the brokerage and BMO Financial Group. With Dean’s retirement, Charyl Galpin and Richard Mills have been appointed Co-Head, BMO Nesbitt Burns Private Client Division. I know everyone in PCG will join me in wishing Dean all the best in his retirement and offering well-deserved congratulations to Charyl and Richard. To read more about other important leadership changes impacting PCG, please see Bill Downe’s executive appointment notice.
We’ve had an outstanding start to the year and I know you’ve all worked tremendously hard to get us here. These are incredibly busy times and it’s going to be an exceptionally full year. Please know your work — and your commitment to this organization and what we’re building together — is very, very much appreciated. Once again, congratulations on a fantastic quarter!
Gilles

*The M&I transaction is subject to customary closing conditions, including regulatory approvals and approval from the M&I shareholders. The LGM transaction is also subject to regulatory and other approvals. Both closings are anticipated to occur prior to July 31, 2011.
Caution regarding forward looking statements
Certain statements in this communication are forward-looking statements under the United States Private Securities Litigation Reform Act of 1995 (and are made pursuant to the ‘safe harbour’ provisions of such Act) and applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements with respect to the expected closing of the proposed acquisitions of M&I and LGM, plans for the acquired businesses and the financial impact of the acquisitions, and are typically identified by words such as “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “will”, “should”, “may”, “could” and other similar expressions.
By their nature, forward-looking statements are based on various assumptions and are subject to inherent risks and uncertainties. We caution readers of this communication not to place undue reliance on our forward-looking statements, as the assumptions underlying such statements may not turn out to be correct and a number of factors could cause actual future results, conditions, actions or events to differ materially from the views expressed in the forward-looking statements. Such factors include, but are not limited to: the possibility that the proposed transactions with M&I and LGM do not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transactions may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the proposed transactions are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which M&I and LGM operate; the ability to promptly and effectively integrate the acquired businesses; reputational risks and the reaction of customers to the transactions; diversion of management time on acquisition-related issues; increased exposure to exchange rate fluctuations; and those other factors set out on pages 29 and 30, of BMO’s 2010 Annual Report.
BMO does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf, except as required by law.
Additional information for shareholders
In connection with the proposed M&I merger transaction, BMO has filed with the Securities and Exchange Commission a Registration Statement on Form F-4 that includes a preliminary Proxy Statement of M&I, and a preliminary Prospectus of Bank of Montreal, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the preliminary Proxy Statement/Prospectus regarding the merger, the definitive Proxy Statement/Prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the preliminary Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC’s Internet site ( http://www.sec.gov). You can also obtain these documents, free of charge, from BMO at www.BMO.com under the tab “About BMO — Investor Relations” and then under the heading “Frequently Accessed Documents”, from BMO Investor Relations, at investor.relations@bmo.com, or 416-867-6642, from M&I by accessing M&I’s website at www.MICorp.com under the tab “Investor Relations” and then under the heading “SEC Filings”, or from M&I at (414) 765-7814.
BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO’s 2011 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 25, 2011. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the above-referenced preliminary Proxy Statement/Prospectus and the definitive Proxy Statement/Prospectus when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.